Exhibit 99.1

MegaWest Energy Corp.
Management Discussion and Analysis as of December 22, 2009
(in Canadian dollars unless otherwise indicated)

MANGAGEMENT DISCUSSION AND ANALYSIS as of December 22, 2009

Management’s discussion and analysis (“MD&A”) is a review of operations, current financial position and outlook for MegaWest Energy Corp (“MegaWest” or the “Company”).  It should be read in conjunction with the interim consolidated financial statements and the notes thereto for the six months ended October 31, 2009 and 2008, the annual consolidated financial statements for the year ended April 30, 2009 and 2008 and the related notes thereto, prepared in accordance with Canadian generally accepted accounting principles.

OVERVIEW

Since December 2006 the primary business activity of MegaWest and its subsidiaries (collectively the "Company") has been the acquisition, exploration and development of oil and gas properties in North America.  MegaWest operates a number of unproven heavy oil properties in the United States and its activities to date have included analysis and evaluation of technical data, preparation of geological models, acquisition of mineral rights, exploration and development drilling, conceptual engineering, construction of thermal demonstration projects, and securing capital to fund operations and capital expenditures.

In December 2008 due to low oil prices, the Company reduced its staff and suspended all its capital projects, including operations at its two Missouri heavy oil projects, pending a recovery in oil prices and financing.  During the spring and summer of 2009, in an effort to provide funding to re-start steaming operations on its Deerfield Missouri acreage, the Company sought out and negotiated with different parties leading up to a working interest disposition and a preferred share equity financing that coincided with a strong recovery in world crude oil prices.

On August 28, 2009 the Company signed  agreements and completed transactions with investors (the “Investors”) led by Iroquois Capital Opportunity Fund, L.P., (“ICO Fund”) as the lead investor and with Mega Partners 1, LLC (“MP1”) of which ICO Fund is a member, the significant terms of which are as follows:

The MP1 Transaction

•
The Company sold a 10% working interest in 15,313 acres of the Missouri oil and gas property (located in Missouri and Kansas), including the Grassy Creek and Marmaton River projects, (the “Deerfield Area”) to MP1 for proceeds of $2,163,400 (US$2,000,000).

•
MP1 has an option to acquire up to an additional 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying an equalization payment of up to a US$300,000 per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility adjustment costs.

The ICO Fund Transaction

•
The Company issued to the Investors 22,000 Series A convertible preferred shares, with a stated value of US$100 each (the “Series A Preferred Shares”), for gross proceeds of $2,379,740 (US$2,200,000).  Based on their stated value, the Series A Preferred Shares are convertible into common shares at US$0.07 per common share.  A quarterly cumulative dividend based upon the stated value of the Series A Preferred Shares is payable, at the Company’s election, as to either 5% cash or 7.5% in additional Series A Preferred Shares.  Dividends in the amount of $16,000 ($US 13,562) were accrued at October 31, 2009 at 7.5%.  The Company is committed to issuing 136 Series A Preferred Shares in satisfaction of this dividend obligation. The Series A Preferred Shares also have a provision whereby upon liquidation, dissolution, winding up or sale of the Company any outstanding Series A Preferred Shares will be paid out ahead of the common shares at a rate of two times the stated value of the Series A Preferred Shares.  After August 28, 2010, the Company may force the conversion of the Series A Preferred Shares provided: i) production from the Deerfield Area is 15,000 barrels of oil in any 30 day period; ii) the common shares have traded at or above US$0.25 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$75,000 per day for the same 20 day period.

MegaWest Energy Corp.
Management Discussion and Analysis as of December 22, 2009
(in Canadian dollars unless otherwise indicated)

•
In conjunction with the Series A Preferred Share issuance, the Company has issued to the Investors 15,400,000 warrants.  Each warrant allows the holder to purchase a common share at US$0.25 per share until August 28, 2014.  After May 28, 2010 a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

•
Until twelve months following the first occasion upon which the Company produces 3,000 barrels over a 30 day period (100 barrels per day average) from the Deerfield Area, the Investors have the option to purchase up to 20,000 Series B convertible preferred shares with a stated value of US$100 each (the “Series B Preferred Shares”), for up to US$2,000,000 on similar terms to the Series A Preferred Shares except the conversion price is US$0.10 per common share.  After 12 months from the date of issue, the Company may force the conversion of the Series B Preferred Shares provided: i) production from the Deerfield Area is 30,000 barrels of oil in any 30 day period; ii) the common shares have traded at or above US$0.35 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$150,000 per day for the same 20 day period. In conjunction with the Series B Preferred Share issuance, the Company will issue to the Investors up to 10,000,000 warrants.  Each warrant allows the holder to purchase a common share at US$0.35 per share for a period of five years from issuance.  After nine months from the date of issuance, a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

•
The agreement includes anti-dilution provisions including: 1) the sale of certain common stock or securities exchangeable into common stock at a price less than the conversion price of the outstanding Series A or B Preferred Shares would result in the adjustment of the conversion price to this lower price; and 2) the conversion price of the Series A or B Preferred shares will be adjusted proportionately to take account of any dividends on common stock, stock splits or consolidations, or reclassification of common stock.

•
The Company is prohibited from pledging its properties under certain circumstances and the Company is prohibited from selling a majority interest in its properties without the consent of a majority interest of the Investors so long as the Series A or B Preferred Shares are outstanding.  Such majority interest consent is also required for certain actions that would adversely change the rights of the Investors while either the Series A or B Preferred Shares are outstanding.  These negative pledges do not pertain to the Series B Preferred Shares unless Series B Preferred Shares having a face value of more than US$1,400,000 have been issued.

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011 MP1 will have the option to acquire up to a 20% proportionate interest in any of the Company’s properties outside of the Deerfield Area by paying a proportionate 133% of the Company’s costs-to-date in respect of such property.

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP1 will have the option to participate with the Company in any future oil and gas property acquisitions for a proportionate 20% share of any such acquisition.

MegaWest Energy Corp.
Management Discussion and Analysis as of December 22, 2009
(in Canadian dollars unless otherwise indicated)

•
While Series A Preferred Shares are outstanding, the Series A Preferred shareholders have the right to nominate one director to the Board of Directors.  Should Series B Preferred Shares having stated value of not less than US$1.8 million be issued, the holders of such shares will have the right to nominate one director to the Board of Directors of the Company.

•
With respect to each of the Series A and B Preferred Shares, certain default provisions related to material events result in the dividend rate increasing to 15% payable in cash during the event of default.

•	Until August 28, 2010, ICO Fund has a right of first refusal with respect to certain debt or equity financings.

•
The Company has paid US$75,000 of ICO Fund’s legal fees and has engaged Iromad LLC (a technology consulting firm recommended by ICO Fund) for a minimum of six months at a cost of US$20,000 per month with an option for this contract to be extended at the Company’s discretion.

After closing of the transactions noted above, MegaWest has re-started its Deerfield, Missouri projects.  However, the Company expects that it will need additional financing to fund its fiscal 2010 capital and other costs.  The ultimate development of MegaWest’s other oil and gas projects, if assessed to be commercial, will require even further funding.  MegaWest’s future operations are dependent upon its ability to continue to obtain financing and ultimately achieve profitable operations.  Additional capital may be in the form of equity, debt, sale of properties, joint venture farmouts or any combination thereof.

The Company’s financial statements for the six months ended October 31, 2009 are prepared on a going concern basis.  The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  While the agreements with ICO Fund, Investors and MP1 provide the necessary short term working capital to restart production at the Missouri projects, there is uncertainty about the use of the going concern assumption.  The financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and attain profitable operations.

At October 31, 2009 MegaWest had working capital of $3,853,061, including short-term restricted cash of $67,830.

RESULTS OF OPERATIONS
Operational and Project Review

Cost	Missouri	Kentucky	Montana	Texas	Kansas	Other	Total
Balance, April 30, 2009	$17,844,628	$3,216,405	$1,519,879	$300,000	$99,980	$1,824,210	$24,805,102
Sale of 10% interest in Missouri projects	(2,163,400)	-	-	-	-	-	(2,163,400)
Net additions	1,043,852	36,486	11,704	(12,127)	(5,295)	2,837	1,077,457
Pre-commercial oil sales, net	(29,895)	-	-	-	-	-	(29,895)
Balance, October 31, 2009	$16,695,185	$3,252,891	$1,531,583	$287,873	$94,685	$1,827,047	$23,689,264

Missouri

As discussed previously, the Company sold a 10% working interest in its 15,313 acre Deerfield Missouri operating area for proceeds of US2.2 million.  At October 31, 2009 including the Deerfield acreage, the Company’s total Missouri lease holdings totaled 38,159 net mineral acres with an average 96.8 percent operating interest.  On separate 40 acres tracts at Deerfield, MegaWest has built two 500 barrel of oil per day steam drive production facilities (Marmaton River and Grassy Creek) comprised of 110 development production wells, 38 steam injection wells and 11 service and observation wells.  Throughout the Deerfield area, the Company has drilled 73 exploration/delineation wells with a 67% success rate.

MegaWest Energy Corp.
Management Discussion and Analysis as of December 22, 2009
(in Canadian dollars unless otherwise indicated)

Phases I and II of the Marmaton River steam drive project together consist of 20 acres of land developed as a  pre-commercial project, which includes a steam generation and oil treating plant with a throughput capacity of 500 barrels of oil per day, 23 steam injection wells, 64 producing wells, and 6 service and observation wells.  Phase II of this project is in the process of being tied in with initial steam injection underway.

First oil sales from the Marmaton River project occurred in August 2008.  As discussed previously, operations were suspended in December 2008 due to low oil prices.  After the ICO Fund and MP1 funding transactions were completed on August 28, 2009, the Company restarted steam injection operations at Marmaton in mid-September 2009.  Oil production responded shortly thereafter and to October 31, 2009, including pre-shut down sales, the Company sold 9,355 barrels of oil for $463,997, net of royalties from the Marmaton River project.  Prior to operations being suspended, the Marmaton River project was producing up to 100 barrels of oil per day, which exceeded the numerical simulation prediction for that point in time.  Subsequent to the re-start of steaming operations and subsequent to October 31, 2009, oil production has exceeded 100 barrels of oil per day.  The simulation predicts that the field will achieve approximately 500 barrels of oil per day from the wells currently drilled on the Marmaton River project.

The Grassy Creek steam drive project was completed on budget and on schedule in fiscal 2009.  This project has a steam injection and production treating plant similar to Marmaton River with a design capacity of 500 barrels of oil per day.  Phase I of the project consists of 46 production wells, 15 steam injection wells, and 6 service and observation wells on approximately 20 acres.  Since Grassy Creek commenced steam injection in mid-September, it has responded well to steam injection with first oil detected in early October 2009.  The Grassy project is currently producing 20-30 barrels of oil per day and is performing above the numerical production simulation.

It is anticipated that each of these projects could develop 250 to 300 acres of leases over their 25 to 30 year project life.  Additional drilling phases on each of these projects will be necessary to maintain the individual project 500 barrel per day target oil production rates.  It is further anticipated that a number of additional projects of similar design and size may be drilled and constructed across MegaWest’s Missouri lease holdings.

Kentucky

The Kentucky lease holdings include a 37.5 percent working interest in the shallow rights (above the base of the Beech Creek limestone formation) and in the deep rights on over 29,000 unproved net mineral acres in Kentucky.

Eight exploration wells drilled at various strategic locations on the Kentucky land in fiscal 2008 provided confirmation of the commercial prospectivity of three Mississippian heavy oil pay zones found at depths of 200-600 feet from surface.  A number of potential project locations have been identified, and the first location has been appraised with four delineation wells.  A steam drive enhanced recovery project has been designed and permit applications have been submitted for this location.  Certain equipment and long lead items have been purchased; however, the start-up of this project will be delayed until there is more certainty regarding the availability of project funding.

Montana

The Montana leases include an average 41.86 percent working interest in 22,140 unproved net mineral acres in Montana covering three prospects, Teton, Loma and Devils Basin.  At Teton and Loma (20,965 acres), the Company has a 40 percent working interest.

Acquisition of new 2D seismic over the Teton and Loma prospects was completed and processed during fiscal 2009.  Interpretation of this seismic is complete, however the results to date did not validate the Company’s geological model.  As a result, additional geological work will be required before future drilling locations can be determined.  At Teton, MegaWest is targeting a heavy oil reservoir, which if successful, may ultimately be developed through the application of SAGD, steam drive or cyclic steam stimulation. At Loma, MegaWest is targeting a light oil reservoir.

Trade seismic has been purchased on the Devils Basin prospect, which will be used to identify one or more prospective drill locations that MegaWest plans to test with a vertical well.  At Devils Basin, MegaWest is targeting light oil production from the Heath Shale.

The Company is now developing strategic alternatives related to these prospects, including farm-out of the identified drilling opportunities.

Texas

The Company has a 38.65 percent average working interest in approximately 29,500 gross unproved net mineral acres in Edwards County, Texas.  Included in the total are 16,116 acres in which the Company has already earned a 50 percent working interest and 13,400 acres in which the Company has already earned a 25 percent working interest.

The Company is continuing to undertake a review of strategic alternatives related to this project.

Kansas

The Chetopa project is a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas.  The project is currently suspended, and includes certain oil and gas equipment and a 100 percent interest in two oil and gas leases covering 385 net mineral acres.  On 15 of these acres are 20 steam injection wells, 33 production wells and a water well, all of which had been drilled, completed, equipped and tied in for production at the time the Company acquired the project.  A tank battery, steam generator and two transfer stations are also in place on the property.  While the Chetopa project was in operation, 11,561 barrels of oil were sold that resulted in $804,997 of oil sales, net of royalties, which were netted against the Kansas cost pool.  The Company had drilled five wells to evaluate the prospectivity of the acreage surrounding the existing project.

The Company is obligated to pay a 25% net revenue interest up to a maximum total of US$750,000 of net revenues generated from the Chetopa project.  The net revenue interest becomes payable after MegaWest recovers 100 percent of its cumulative capital and operating costs, and will be paid quarterly.  As at October 31, 2009, no net revenue interest has been earned.

Other

At October 31, 2009 the Company has seven steam generators to be used at future project locations.

FINANCIAL REVIEW

Three months Ended October 31, 2009

MegaWest reported a net loss of $871,504, ($0.01) per share basic and diluted, for the three months ended October 31, 2009, compared with a net loss of $31,324,221, ($0.24) per share basic and diluted, for the comparable 2008 period.  The loss for the 2009 period was mainly attributable to the administrative expenses of $762,504 (2008 - $1,581,710), while the loss for the 2008 period was mainly attributable to the impairment of oil and gas assets of $31,248,639.

The Company had interest income of $1,517 for the three months ended October 31, 2009 compared with $58,870 for the comparable period.  The decrease in interest income for the 2009 period is the result of a lower average cash balance and lower interest rates.

General and administrative expenses for the three months ended October 31, 2009, totaled $762,504 net of $71,845 capitalized to oil and gas assets.  During the three months ended October 31, 2008, the Company incurred general and administrative expenses of $1,581,710, net of $423,613 capitalized to oil and gas assets.

MegaWest Energy Corp.
Management Discussion and Analysis as of December 22, 2009
(in Canadian dollars unless otherwise indicated)

General and administrative expenses are detailed in the table below.

	Three months ended October 31		Six months ended October 31
	2009	2008	2009	2008
Stock-based compensation:
Stock options	$66,300	$307,800	$130,000	$510,930
Shares issued for services	-	-	-	238,525
Less: capitalized portion	(7,293)	(94,844)	(7,293)	(187,526)
	59,007	212,956	122,707	561,929

Salaries and benefits	367,864	967,894	685,167	1,798,682
Professional fees	81,508	274,247	198,477	453,870
Investor relations	11,109	24,168	11,021	115,163
Office and operations	295,102	365,891	586,896	654,067
Information technology	12,466	65,323	14,306	112,568
Less: capitalized portion	(64,552)	(328,769)	(64,552)	(748,250)

	703,497	1,368,754	1,431,315	2,386,100

	$762,504	$1,581,710	$1,554,022	$2,948,029

Stock-based compensation expense of $59,007 (2008 - $212,956), net of the capitalized portion, was recorded for the three months ended October 31, 2009.  The overall decrease in stock-based compensation from 2008 to 2009 is primarily due to fewer stock option grants and a lower fair value per share for each option granted as well as options forfeited in the third and fourth quarters of fiscal 2009 and the first quarter of fiscal 2010 for employees that are no longer with the Company.

Salary and benefit costs of $367,864 (2008 - $967,894) was recorded during the three months ended October 31, 2009.  Overall decrease in salaries and benefit costs is due to the significantly reduced staffing level compared to 2008.

Professional fees totaled $81,508 (2008 - $274,247) and consist of legal, audit, accounting and tax advisory fees.  Overall decrease in the professional fees in 2009 is due to the reduced audit and tax consulting fees compared to 2008.

Investor relations expenses of $11,109 (2008 - $24,168) for the three months ended October 31, 2009 and were incurred in an effort to raise investor awareness of the Company.  The decrease in investor relations costs is due to fewer IR consultants engaged in the quarter.

Office and operations costs during the three months ended October 31, 2009 totaled $295,102 (2008 - $365,891) and are primarily made up of office rent and supplies, license and maintenance costs, insurance, telephone and internet, travel and miscellaneous costs.  The decrease in cost over 2008 is primarily due to the re-negotiated lease terms on the Calgary office and the closing of a field office in Missouri.

Information technology costs during the three months ended October 31, 2009 totaled $12,466 (2008 - $65,323) and mainly consists of part-time IT consulting, software license and maintenance fees.  Decrease in information and technology costs is due to fewer IT consultants engaged in the quarter.

The foreign exchange loss for the three months ended October 31, 2009 resulted from the Company holding substantially all of its cash in U.S. dollars while the U.S. dollar weakened against the Canadian dollar during the quarter.  The Company has not entered into any hedging agreements, however the Company holds U.S. dollars to pay its U.S. denominated project costs.

MegaWest Energy Corp.
Management Discussion and Analysis as of December 22, 2009
(in Canadian dollars unless otherwise indicated)

Six Months Ended October 31, 2009

MegaWest reported a net loss of $1,719,370, ($0.01) per share basic and diluted, for the six months ended October 31, 2009, compared with a net loss of $32,437,997, ($0.25) per share, for the comparable 2008 period.  The loss for the 2009 period was mainly attributable to the administrative expenses of $1,554,022 (2008 - $2,948,029).

The Company had interest income of $3,274 for the six months ended October 31, 2009 compared with $122,183 for the comparable period.  The decrease in interest income for the 2009 period is the result of a lower average cash balance and lower interest rates.

General and administrative expenses for the six months ended October 31, 2009, totaled $1,554,022 net of $71,845 capitalized to oil and gas assets.  During the six months ended October 31, 2008, the Company incurred general and administrative expenses of $2,948,029, net of $935,776 capitalized to oil and gas assets.

Stock-based compensation expense of $122,707 (2008 - $561,929) was recorded for the six months ended October 31, 2009.  The overall decrease in stock-based compensation from 2008 to 2009 is primarily due to fewer stock option and warrants grants and a lower fair value per share for each option granted as well as options forfeited in the third and fourth quarters of fiscal 2009 and the first quarter of fiscal 2010 for employees that are no longer with the Company.

Salary and benefit costs of $685,167 (2008 - $1,798,682) was recorded during the six months ended October 31, 2009.  Overall decrease in salaries and benefit costs is due to the significantly reduced staffing level compared to 2008.

Professional fees totaled $198,477 (2008 - $453,870) and consist of legal, audit, accounting and tax advisory fees.  Overall decrease in the professional fees in 2009 is due to the reduced audit and tax consulting fees compared to 2008.

Investor relations expenses of $11,021 (2008 - $115,163) for the six months ended October 31, 2009 and were incurred in an effort to raise investor awareness of the Company.  The decrease in investor relations costs is due to fewer IR consultants engaged during the period.

Office and operations costs during the six months ended October 31, 2009 totaled $586,896 (2008 - $654,067) and are primarily made up of office rent and supplies, license and maintenance costs, insurance, telephone and internet, travel and miscellaneous costs.  The decrease in cost over 2008 is primarily due to the re-negotiated lease terms on the Calgary office and the closing of a field office in Missouri.

Information technology costs during the six months ended October 31, 2009 totaled $14,306 (2008 - $112,568) and mainly consists of part-time IT consulting, software license and maintenance fees.  Decrease in information and technology costs is due to fewer IT consultants engaged during the period.

The foreign exchange loss of $68,695 for the six months ended October 31, 2009 resulted primarily from the translation of our U.S. dollar denominated cash balances into our Canadian dollar functional currency, while the U.S. dollar weakened against the Canadian dollar during the second fiscal quarter.  During the three months ended October 31, 2008 the Company had a gain of $1,483,636 as a result of fluctuations between the U.S. and Canadian dollar.  The Company has not entered into any hedging agreements, however the Company holds U.S. dollars to pay its U.S. denominated project costs.

SUMMARY OF QUARTERLY RESULTS

	2010		2009				2008
(000’s except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Interest income	$2	$2	$3	$30	$59	$63	$42	$140
Net Loss	(872)	(850)	(1,259)	(3,498)	(31,324)	(1,114)	(8,813)	(4,481)
Net Loss per share	(0.01)	(0.01)	(0.57)	(0.03)	(0.24)	(0.01)	(0.11)	(0.06)
Total assets	$27,946	$26,476	$27,436	$28,886	$33,851	$63,015	$48,555	$55,674

MegaWest Energy Corp.
Management Discussion and Analysis as of December 22, 2009
(in Canadian dollars unless otherwise indicated)

The decrease in net loss incurred in the first quarter of fiscal 2010 was due to the Company’s projects being shut-in.  The increase in net loss in the third quarter of fiscal 2009 compared to the first and fourth quarters of fiscal 2009 is mainly due to additional impairment charge of $2.4 million on the Kentucky oil and gas property.

The large net loss in the second quarter of fiscal 2009 is mainly attributable to an impairment charge of $31,428,639 recorded against oil and gas properties.

In fourth quarter of fiscal 2008 the Company recorded an impairment charge on the Texas oil property of $5,891,223.  This impairment charge and the recognition of a loss on marketable securities of $2,094,000 are the primary reasons for the increased net loss and decrease of total assets in the fourth quarter of fiscal 2008.

The increased net loss in the third quarter of fiscal 2008 is mainly attributable to financing cost of $2,466,000 due to the extension of the term of the private placement warrants and recognition of loss on marketable securities.

LIQUIDITY AND CAPITAL RESOURCES

On August 28, 2009, the Company signed agreements with ICO Fund, Investors and MP1 to recapitalize the Company and enable the restart of oil production at its Missouri projects.  In addition, this agreement provides the basis for a strategic, long-term relationship between ICO Fund and the Company involving options for future financing and working interest participation.

With these agreements, MegaWest has re-started its Missouri projects in September 2009.  The Company will need additional financing to fund its fiscal 2010 capital and other costs.  The ultimate development of MegaWest’s oil and gas projects, if assessed to be commercial, will require additional funding.  MegaWest’s future operations are dependent upon its ability to continue to obtain financing and ultimately achieve profitable operations.  Additional capital may be in the form of equity, debt, sale of properties, joint venture farmouts or any combination thereof.

At October 31, 2009 MegaWest had working capital of $3,853,061, including cash of $3,484,902, of which $67,830 was restricted.

Investing Activities

During the three months ended October 31, 2009 the Company disposed of a 10% working interest in the Deerfield area of Missouri for proceeds of $2,163,400. These proceeds were used to fund the restart of its operations in September 2009.  During the six months ended October 31, 2009 the Company’s net expenditures on its oil and gas assets was $1,094,544.   of which $984,972 was spent during the three months ended October 31, 2009.

Financing Activities.

 During the second quarter of fiscal 2010 the Company entered into a private placement whereby it issued preferred shares and warrants to raise a net $2,163,400, as discussed previously.

The Company did not have any debt obligations at October 31, 2009.

The Company’s common shares trade in the United States on the Over-the-Counter Bulletin Board exchange (“OTC”).

MegaWest Energy Corp.
Management Discussion and Analysis as of December 22, 2009
(in Canadian dollars unless otherwise indicated)

The number of outstanding shares and the number of shares that could be issued if all dilutive instruments are converted to shares at the following dates were:

	October 31,		April 30,
	2009		2009

Common shares outstanding	133,244,472		133,244,472

Stock options	7,303,500		7,478,500
Warrants associated with Serries A preferred shares	15,400,000		-
Serries A preferred shares	31,428,571		-
Fully dilluted shares	187,376,543	*	140,722,972

•
Pursuant to the agreements with MP1, until twelve months following the first occasion upon which the Company produces 3,000 barrels over a 30 day period (100 barrels per day average) from the Deerfield Area, the Investors have the option to purchase up to 20,000 Series B convertible preferred shares with a stated value of $100 each (the “Series B Preferred Shares”), for up to US$2,000,000 on similar terms to the Series A Preferred Shares except the conversion price is US$0.10 per common share.  After 12 months from the date of issue, the Company may force the conversion of the Series B Preferred Shares provided: i) production from the Deerfield Area is 30,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.35 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$150,000 per day for the same 20 day period. In conjunction with the Series B Preferred Share issuance, the Company will issue to the Investors up to 10,000,000 warrants.  Each warrant allows the holder to purchase a common share at US$0.35 per share for a period of five years from issuance.  After nine months from the date of issuance, a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company. The Series B Convertible Preferred Shares and the Series B Warrants are not included in the table above as they have not been issued.

The Company has declared but not yet issued a dividend on the Series A preferred shares amounting to 136 series A preferred shares.

Subsequent to October 31, 2009 the number of common shares outstanding did not change. Subsequent to October 31, 2009, the Company issued 600,000 stock options at $0.10 per share to a new senior officer.  Subsequent to October 31, 2009 the Company issued 3,532,000 stock options at $0.10 per share to directors and employees.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Except as noted elsewhere, the Company had the following commitments and contractual obligations:

(a)	Office and Equipment Leases:

During the first quarter of fiscal 2010, the Company re-negotiated the terms of its lease on its Calgary office.  The table below reflects the subsequently re-negotiated terms on the Calgary office lease commitments and other office and equipment leases over the upcoming five fiscal years:

	2010	$158,385
	2011	458,766
	2012	448,314
	2013	447,714
	Thereafter	167,674
Total		$1,680,854

MegaWest Energy Corp.
Management Discussion and Analysis as of December 22, 2009
(in Canadian dollars unless otherwise indicated)

(b)	Severance Obligations:

At October 31, 2009, pursuant to employment agreements with senior officers, the Company is obligated to pay up to $612,000 under certain events around employment termination. Subsequent to October 31, 2009, the Company entered into an employment agreement with a new senior officer, under this new agreement, the Company is obligated to pay up to $186,000 under certain events around employment termination.

TRANSACTIONS WITH RELATED PARTIES

All transactions with related parties are measured by the exchange amount, which is the amount agreed upon by the transacting parties.  Specifically, during the six months ended October 31, 2009 the Company entered into the following transactions with related parties:

The Company paid $38,892 in professional fees to a law firm, where the Corporate Secretary of the Company is a partner.

A director and the former Chief Financial Officer ("CFO") was affiliated with a private company that provided MegaWest with administrative services.  During the six month ended October 31, 2009 the Company paid $2,275 for these services.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our accounting policies are described in Note 1 to the annual consolidated financial statements for the year ended April 30, 2009 and 2008.  We prepare our consolidated financial statements in conformity with Canadian GAAP.

The preparation of our financial statements requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenue and expenses.  On an ongoing basis we evaluate our estimates, including those related to acquisitions, status of oil and gas projects (proved or unproved), asset impairment, tax valuation allowances, volatility and market value of our share price and contingencies.  These estimates are based on information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances.  Actual results could vary from those estimates under different assumptions and conditions.

The critical accounting policies that affect the more significant judgments and estimates used in preparation of our consolidated financial statements are described in our annual MD&A for the year ended April 30, 2009 and have not changed to date.

Change in Accounting Policies

On May 1, 2009 MegaWest adopted the following new accounting standards from the Canadian Institute of Chartered Accountants ("CICA"):

On May 1, 2009, the Company adopted a new accounting standard for Goodwill and Intangible Assets, which defines the criteria for the recognition of intangible assets.  The implementation of this standard did not have an impact on the Company’s interim financial statements.

Pending Accounting Changes

In January 2006 the CICA adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, accounting standards in Canada for public companies are going to converge with International Financial Reporting Standards ("IFRS") for fiscal periods commencing on or after January 1, 2011.  The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

In January 2009, the CICA issued Section 1582, Business Combinations, which establishes principles and requirements for the acquisition method for business combinations and related disclosures.  This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted.  MegaWest is currently evaluating the effects of adopting these changes.

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statement subsequent to a business combination.  These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted.  MegaWest is currently evaluating the effects of adopting these changes.

In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments - Disclosures.  The amendments include the enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments.  The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009.  The amendments are consistent with recent amendments to financial instruments disclosure standards in International Financial Reporting Standards.  The Company will include these additional disclosures in its annual financial statements for the year ending April 30, 2010.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than the items noted above in contractual obligations.

FINANCIAL INSTRUMENTS

The Company has exposure to credit, liquidity and market risks from its use of financial instruments.  The following provides information about the Company's exposure to each of these risks, and the Company's objectives, policies and processes for measuring and managing such risks.  The board of directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in paying obligations as they come due.  The Company's financial liabilities consist of accounts payable and accrued liabilities.  Accounts payable consists of invoices payable to trade suppliers for capital expenditures, field operating activities, and general corporate expenses.  The Company processes invoices within a normal payment period.

The Company prepares funds from operations and capital expenditure budgets which are regularly monitored and updated.  As well, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures.

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, interest rates, and foreign exchange rates, will affect the Company's oil sales, cash flows or the value of its financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Company does not utilize financial derivatives or other contracts to manage market risks.

MegaWest Energy Corp.
Management Discussion and Analysis as of December 22, 2009
(in Canadian dollars unless otherwise indicated)

Foreign currency exchange rate risk

The Company is exposed to foreign currency fluctuations as it has cash, short-term deposits and accounts payable denominated in U.S. dollars.  In addition, a significant portion of the Company's operating activities are conducted in U.S. dollars.

A one percent change in foreign exchange rates between the US and Canadian dollars would have resulted in approximately $28,450 change in the net loss in the second quarter of fiscal 2010.

There are no exchange rate contracts in place.

Fair Value

At October 31, 2009, the fair value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity.

RISKS AND UNCERTAINTIES

The annual MD&A for the year ended April 30, 2009 includes an overview of certain business risks and uncertainties facing the Company.  Those risks remain effective on October 31, 2009.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information and statements including opinions, assumptions, estimates and expectations of future production, cash flows and exploration results.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that indentify forward-looking statements.

Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of important factors could cause actual results, future actions, conditions or events to differ materially from those in the forward-looking statements, including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of domestic capital markets, the ability to obtain financing, changes in oil and gas acquisition and drilling programs, operating risks, production rates, reserve estimates, changes in general economic conditions, and other factors.  Undue reliance should not be placed on forward-looking statements as the Company can give no assurance that they will prove to be correct.

The forward-looking statements contained in this MD&A are made as of the date hereof.  While the Company acknowledges that subsequent events and developments may cause the views expressed herein to change, the Company has no intention and undertakes no obligation to update, revise or correct such forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

The Company believes that the expectations reflected in the forward-looking statements and information contained herein are reasonable, but no assurance can be given that these expectations, or the assumptions underlying these expectations, will prove to be correct and such forward-looking statements and information included in this document should not be unduly relied upon.  The forward-looking information included herein represents the Company’s views as of the date of this document and such information should not be relied upon as representing the Company’s views as of any date subsequent to the date of this document.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  However, these factors are not intended to represent a complete list of the factors that could affect us and there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's annual reports (on Form 20-F filed in the U.S. and Canada) and the other recent filings in the U.S. and Canada. These filings are available at www.sec.gov in the U.S. and www.sedar.com in Canada.

COMPANY INFORMATION

Additional information related to MegaWest is available on the Company’s website at www.megawestenergy.com , SEDAR’s website at www.sedar.com and EDGAR’s website at www.sec.gov.